AMERICAS GOLD AND SILVER REPORTS RECORD PRODUCTION AND SALES IN Q1 2026 AS EXECUTION
ON THE GROWTH PLAN CONTINUES AT GALENA

TORONTO, ONTARIO - May 14, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended March 31, 2026.

This earnings release should be read in conjunction with the Company's Management's Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company's website at www.americas-gold.com.  All figures are in U.S. dollars unless otherwise noted.

Highlights

  Record quarterly silver production and sales as the impact of operational improvements and efficiencies continued at the Galena Complex in Idaho while the Cosalá Operations declared commercial production of the high-grade EC120.
    Record consolidated silver production of approximately 787,000 ounces was realized during the quarter (a 76% increase compared to Q1-2025), or approximately 909,000 silver equivalent1 ounces, including 1.9 million pounds of lead, 1.0 million pounds of copper, and 137,000 pounds of antimony. Consolidated sales were a record 830,000 ounces.
    The Galena Complex produced approximately 425,000 ounces of silver (a 35% increase compared to Q1-2025) due to increased tonnage during the period.
    Silver production at the Cosalá Operations increased by 174% to approximately 362,000 ounces of silver in Q1-2026.
  Significant safety milestones achieved by both the Galena Complex and Cosalá operating teams reaching one full year without a single lost time accident on March 11, 2026, and April 14, 2026, respectively.
  Increase in consolidated revenue due to higher silver production and higher realized prices. Consolidated revenue, including by-product revenue, increased to $67.8 million for Q1-2026 or 187% compared to $23.5 million for Q1-2025, despite lower zinc and lead production.
    During the quarter, the Company declared commercial production at EC120 at the Cosalá Operations which has predominantly higher-grade silver and copper compared to the silver-zinc-lead San Rafael mine.
  Signed joint venture agreement in February 2026 with United States Antimony to construct and operate an antimony processing facility in Idaho's Silver Valley.
    The joint venture is 51% owned by the Company and is intended to provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States.

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

  Significant growth in consolidated silver Mineral Resources and grade including a 19% year-over-year increase in Measured and Indicated Mineral Resources and 21% increase in Measured and Indicated grades at Galena (see Americas news release dated March 30, 2026, for more information).
  Released consolidated 2026 production and cost guidance of 3.2 to 3.6 million ounces of silver at an average AISC1 of $30 to $35 per ounce sold. Consolidated total capital expenditures are targeted to be between $90 to $120 million (including $30 to $40 million at the Crescent Mine), and consolidated exploration capital is targeted to be between $15 to $20 million.
  Cash and cash equivalents balance of $122.4 million and working capital1 of $66.8 million as at March 31, 2026.
  Cost of sales1 per silver equivalent ounce sold, cash costs1 and all-in sustaining costs1 ("AISC") per silver ounce sold averaged $25.42/oz, $23.57/oz and $34.12/oz, respectively, in Q1-2026.
  Net income of $10.0 million ($0.03 per share) for Q1-2026 (net loss of $19.7 million (($0.08) per share for Q1-2025) primarily attributable to higher net revenue, and higher gain on derivatives, offset in part by higher cost of sales, impact of higher current and forward gold and silver curve prices which increase the unrealized present value of the Company's metals contract liabilities, and higher income tax expense.
  Adjusted earnings1 for Q1-2026 was $19.9 million or $0.06 per share (adjusted loss for Q1-2025 was $11.5 million or $0.05 per share) and Adjusted EBITDA1 for Q1-2026 was $33.6 million or $0.10 per share (adjusted EBITDA loss for Q1-2025 was $5.5 million or $0.02 per share) primarily due to higher net revenue from increased silver production and realized prices during the period.

Paul Andre Huet, Chairman and CEO, commented: "I am very proud and encouraged by the safety milestones of zero lost time accidents in over one year at both Galena and Cosalá. I firmly believe that a strong safety culture is the backbone of a strong operating culture as demonstrated by the progress achieved by the Americas team during Q1 2026. This quarter was highlighted by tangible advancements, including record silver production and sales, rising revenue, increases in consolidated Mineral Resources and grade, two major new silver discoveries, and significant progress in our growth strategy. I am pleased to see such strong early results from our collective efforts in developing the top tier operational focus required to drive the business to new heights, unlocking the tremendous value in our asset base for all stakeholders.

At Galena, improved efficiencies, modernized mining methods, fleet upgrades, and infrastructure investments are just the tip of the iceberg with respect to the potential of the entire Galena Complex. I like to remind our stakeholders that the strong progress we have already made across a suite of project areas is just the beginning of a strong growth profile ahead. Similarly, at Cosalá, the successful achievement of commercial production from the high-grade EC 120 mine and a new near-mine high grade discovery at El Alacrán coupled with significant planned step out drilling provide opportunities for further growth.

Looking ahead to the balance of 2026, we are off to an excellent start to achieve our production, cost, and capex guidance, which includes an aggressive plan to undertake the largest drilling campaign in Company history with a total of 64,000 meters to be drilled both as infill and exploration meters. As a reminder, for full year 2026, we expect to achieve consolidated silver production of between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold.

Overall, I am strongly encouraged by the progress the Americas Gold and Silver team has made in all aspects of the business in simultaneously maintaining a strong safety culture, maximizing near term productivity, executing transformative growth initiatives, and deploying a major drilling campaign. We are also looking forward to progressing our antimony plant construction alongside our JV partners to unlock the additional critical metal value held in the ore we mine every day for our shareholders. I look forward to providing updates on what is clearly a wide range of exciting projects as the year progresses."

Consolidated Production

Consolidated silver production of approximately 787,000 ounces during Q1-2026 was higher than Q1-2025 production of approximately 446,000 ounces due to higher tonnage at the Galena Complex and higher grades at the Cosalá Operations. During the quarter, the Company monetized a portion of the copper and antimony production at the Galena Complex for the first time under the new agreement with Teck Resources and declared commercial production into the silver-copper EC120 orebody at the Cosalá Operations.

Consolidated attributable cash costs and AISC for Q1-2026 were $23.57 per silver ounce and $34.12 per silver ounce, respectively, with AISC being within Company's guidance range for the year.

Galena Complex

During Q1-2026, the Company continued to make significant advances at the Galena Complex and is on-track with its operational growth plan. The Galena Complex produced approximately 425,000 ounces of silver in Q1-2026 compared to approximately 314,000 ounces of silver in Q1-2025 (a 35% increase in silver production) driven by higher tonnage at slightly lower grades during the period. The mine also produced 1.9 million pounds of lead in Q1-2026 along with 0.2 million pounds of copper and 0.1 million pounds of antimony. Lead by product production levels may vary in the short term as mining activities focus on the transition to higher-silver grade, tetrahydrate ore and supporting development continues to be advanced. Cash costs per ounce of silver sold decreased to $22.12/oz in Q1-2026 from $28.19/oz in Q1-2025, primarily due to increases in silver sold and higher by-product credits during the period.

During Q1-2026, the Company continued to make significant progress at the Galena Complex and remained on track with its operational growth plan in the areas of underground development and long-hole stoping; upgrading the underground fleet; advancing the shaft upgrades; and mine modernization, and communication. Please see Americas news release dated April 27, 2026 for a comprehensive update on project development activities at Galena.

Mine development activities advanced steadily supported by improved efficiencies in muck handling. A key contributor to these improvements was the successful extraction of an eighth long-hole panel at the Galena 49-360 stope, bringing the total panels mined to date to 10. Remote mucking operations demonstrated a significant increase in productivity, with approximately 200 tonnes moved per shift compared to approximately 50 tonnes per shift using traditional underhand and overhand mining methods. To date, long-hole panels mined have been successful in achieving planned mining widths, leading to planned diluted in line with underhand cut and fill mining - a strong achievement. Three additional long-hole stopes are currently in development and are scheduled for mining in Q2 and Q3 of 2026.

Cosalá Operations

Silver production increased in Q1-2026 by 174% to approximately 362,000 ounces of silver compared to approximately 132,000 ounces of silver in Q1-2025, primarily due to higher grades and silver recoveries over lower tonnages during the period. Effective January 1, 2026, commercial production was declared for EC120, which has higher silver grades and silver recoveries based on its mineralogy compared to the zinc-lead-silver San Rafael mine orebody. Mining has ceased at the San Rafael Main Central orebody which caused base metals production of zinc and lead to drop in Q1-2026. Silver sold was over 20% greater than silver produced due to the timing of shipments in late December and early January

Cash costs per silver ounce sold increased during Q1-2026 to $24.85 per ounce from $17.17 per ounce in Q1-2025, due primarily to the cessation of zinc and lead production resulting in lower by-product credits during the period.

Outlook

Americas' consolidated production guidance for 2026 is a range between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold. The Company remains on track to deliver on its planned production guidance.

Table 1 - 2026 GUIDANCE

2026 PRODUCTION AND COSTS
Silver Production (millions of ounces)	3.2 - 3.6
All-in Sustaining Cost (AISC)[2,3,4] ($/oz sold)	30 - 35
CAPITAL INVESTMENTS ($ millions)
Sustaining Capital ($ millions - includes capitalized infill drilling)	30 - 40
Growth Capital ($ millions)	60 - 80
Total ($millions)	90 - 120

Notes to Table 1

  The Company's guidance assumes targeted mining rates and costs, availability of personnel, contractors, equipment and supplies, the receipt on a timely basis of required permits and licenses, cash availability for capital investments from cash balances, cash flow from operations, or from a third-party debt financing source on terms acceptable to the Company, no significant events which impact operations, an MXN$ to US$ exchange rate of 18 : 1. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated. See below "Cautionary Statement Concerning Forward-Looking Statements".
  Non-IFRS: the definition and reconciliation of these measures are included in the Non-IFRS Measures section of Americas Gold and Silver's MD&A for the period ended December 31, 2025.
  By-product metals production is treated as a credit that is reflected in AISC.
  AISC calculations are for the operations only, and exclude non-cash share-based payments expense, and derivative settlements.

Americas' 2026 guidance incorporates the mine and development plans across its operations. At the Galena Complex in Idaho, guidance includes planned growth capital expenditures of $30 - $40 million at the Crescent Mine and planned mine development and shaft upgrades at the Galena Mine, required to incrementally increase production levels as the year progresses. The capital guidance includes further equipment additions at both the Galena Complex, and Cosalá and other growth-related expenditures. By the end of 2026, the Company expects the Galena Complex to reach substantially and sustainably higher production rates. In addition, consolidated exploration capital is targeted to be between $15 to $20 million.

Conference Call Details

Date: May 15, 2026

Time:  10:00 am ET / 7:00 am PT.

Webcast link:  https://www.gowebcasting.com/14708

Live dial in - North American callers please dial: 1-800-715-9871

Live dial in - International callers please dial: 1-647-932-3411

A recording of the conference call will be available for replay through the above webcast link and on the events page of Americas website, or for a one-week period beginning at approximately 1:00 p.m. (Eastern Time) on May 15, 2026, through the following dial in numbers:

Replay dial in - North American callers please dial: 1-800-770-2030; Playback ID: 4755531#

Replay dial in - International callers please dial: 1-647-362-9199; Playback ID: 4755531#

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, lead, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Miranda Powell

Manager, Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the Company's material mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President - Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas' EC120 Project; and statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume", "would", "could", "seek", "propose" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

  average realized silver, zinc and lead prices;
  cost of sales/Ag Eq oz produced;
  cash costs/Ag oz produced;
  all-in sustaining costs/Ag oz produced;
  working capital;
  EBITDA, adjusted EBITDA, and adjusted earnings; and
  silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Copper, Lead, Zinc and Antimony Prices

The Company uses the financial measures "average realized price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, copper, lead, zinc and antimony prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Reconciliation of Average Realized Silver, Copper, Lead, Zinc and Antimony Prices1

	Q1-2026	Q1-2025
Gross silver sales revenue ('000)	$67,968	$12,623
Fixed pricing adjustments ('000)	(2,009)	(53)
Silver sales revenue ('000)	$65,959	$12,570
Divided by silver sold (oz)	829,887	391,637
Average realized silver price ($/oz)	$79.48	$32.10

	Q1-2026	Q1-2025
Gross copper sales revenue ('000)	$6,377	$-
Fixed pricing adjustments ('000)	(5)	-
Copper sales revenue ('000)	$6,372	$-
Divided by copper sold (lb)	1,099,086	-
Average realized copper price ($/lb)	$5.80	$-

	Q1-2026	Q1-2025
Gross lead sales revenue ('000)	$1,612	$3,412
Fixed pricing adjustments ('000)	-	-
Lead sales revenue ('000)	$1,612	$3,412
Divided by lead sold (lb)	1,805,540	3,788,383
Average realized lead price ($/lb)	$0.89	$0.90

	Q1-2026	Q1-2025
Gross zinc sales revenue ('000)	$-	$9,501
Fixed pricing adjustments ('000)	-	(23)
Zinc sales revenue ('000)	$-	$9,478
Divided by zinc sold (lb)	-	7,470,764
Average realized zinc price ($/lb)	$-	$1.27

	Q1-2026	Q1-2025
Gross antimony sales revenue ('000)	$1,339	$-
Fixed pricing adjustments ('000)	-	-
Antimony sales revenue ('000)	$1,339	$-
Divided by antimony sold (lb)	121,427	-
Average realized antimony price ($/lb)	$11.03	$-

1 Excludes EC120 pre-production silver ounces and copper pounds sold from the Cosalá Operations in fiscal 2025.

Cost of Sales/Ag Eq Oz Sold

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Sold" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent sold is based on all metals sold at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/AgEq Oz Sold

	Q1-2026	Q1-2025[1]
Cost of sales ('000)	$24,335	$21,139
Divided by silver equivalent sold (oz)	957,404	868,698
Cost of sales/Ag Eq oz sold ($/oz)	$25.42	$24.33

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Sold
	Q1-2026	Q1-2025[1]
Cost of sales ('000)	$11,986	$10,991
Divided by silver equivalent sold (oz)	507,764	492,904
Cost of sales/Ag Eq oz sold ($/oz)	$23.61	$22.30

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Sold
	Q1-2026	Q1-2025
Cost of sales ('000)	$12,349	$10,148
Divided by silver equivalent sold (oz)	449,640	375,794
Cost of sales/Ag Eq oz sold ($/oz)	$27.46	$27.00

1 Throughout this news release, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

Cash Costs and Cash Costs/Ag Oz Sold

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations. However, there is no assurance that the Company's reporting of these non-GAAP measures are similar to those reported by other mining companies.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash charges and other indirect mining costs consist of adjustments to non-cash related charges to cost of sales including non-cash remuneration incurred during the period.

Reconciliation of Consolidated Cash Costs/Ag Oz Sold
	Q1-2026	Q1-2025[1]
Cost of sales ('000)	$24,335	$21,139
Smelting, refining and royalty expenses in cost of sales ('000)	(507)	(1,068)
Non-cash charges and other indirect mining costs ('000)	262	(1,394)
Direct mining costs ('000)	$24,090	$18,677
Smelting, refining and royalty expenses ('000)	5,958	3,234
Less by-product credits ('000)	(10,487)	(10,737)
Cash costs ('000)	$19,561	$11,174
Divided by silver sold (oz)	829,887	450,220
Cash costs/Ag oz sold ($/oz)	$23.57	$24.82

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Sold
	Q1-2026	Q1-2025[1]
Cost of sales ('000)	$11,986	$10,991
Smelting, refining and royalty expenses in cost of sales ('000)	(282)	(855)
Non-cash charges and other indirect mining costs ('000)	192	(1,311)
Direct mining costs ('000)	$11,896	$8,825
Smelting, refining and royalty expenses ('000)	5,391	2,460
Less by-product credits ('000)	(6,323)	(8,920)
Cash costs ('000)	$10,964	$2,365
Divided by silver sold (oz)	441,223	137,754
Cash costs/Ag oz sold ($/oz)	$24.85	$17.17

Reconciliation of Galena Complex Cash Costs/Ag Oz Sold
	Q1-2026	Q1-2025
Cost of sales ('000)	$12,349	$10,148
Smelting, refining and royalty expenses in cost of sales ('000)	(225)	(213)
Non-cash charges and other indirect mining costs ('000)	70	(83)
Direct mining costs ('000)	$12,194	$9,852
Smelting, refining and royalty expenses ('000)	567	774
Less by-product credits ('000)	(4,164)	(1,817)
Cash costs ('000)	$8,597	$8,809
Divided by silver sold (oz)	388,664	312,466
Cash costs/Ag oz sold ($/oz)	$22.12	$28.19

1 Throughout this news release, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Sold

The Company uses the financial measures "All-In Sustaining Costs" and "All-In Sustaining Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's total costs of producing silver from operations. However, there is no assurance that the Company's reporting of these non-GAAP measures are similar to those reported by other mining companies.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations and corporate general and administrative costs.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Sold
	Q1-2026	Q1-2025[1]
Cash costs ('000)	$19,561	$11,174
Sustaining capital expenditures and exploration costs ('000)[2]	8,757	4,742
All-in sustaining costs ('000)	$28,318	$15,916
Divided by silver sold (oz)	829,887	450,220
All-in sustaining costs/Ag oz sold ($/oz)	$34.12	$35.35

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Sold
	Q1-2026	Q1-2025[1]
Cash costs ('000)	$10,964	$2,365
Sustaining capital expenditures and exploration costs ('000)[2]	2,015	1,249
All-in sustaining costs ('000)	$12,979	$3,614
Divided by silver sold (oz)	441,223	137,754
All-in sustaining costs/Ag oz sold ($/oz)	$29.42	$26.24

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Sold
	Q1-2026	Q1-2025
Cash costs ('000)	$8,597	$8,809
Sustaining capital expenditures and exploration costs ('000)[2]	6,742	3,493
All-in sustaining costs ('000)	$15,339	$12,302
Divided by silver sold (oz)	388,664	312,466
All-in sustaining costs/Ag oz sold ($/oz)	$39.47	$39.37

1 Throughout this news release, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

2 Capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on EC120.

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q1-2026	Q4-2025
Current Assets ('000)	$164,326	$153,664
Less current liabilities ('000)	(97,522)	(86,164)
Working capital ('000)	$66,804	$67,500

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures "EBITDA", "adjusted EBITDA" and "adjusted earnings" as indicators of the Company's ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA
	Q1-2026	Q1-2025
Net income (loss) ('000)	$9,982	$(19,679)
Depletion and amortization ('000)	6,407	5,509
Interest and financing expense ('000)	573	474
Income tax expense (recovery) ('000)	6,743	(28)
EBITDA (loss) ('000)	$23,705	$(13,724)
Accretion on decommissioning provision ('000)	144	160
Foreign exchange loss (gain) ('000)	77	(175)
Loss (gain) on disposal of assets ('000)	41	(966)
Loss on metals contract liabilities ('000)	12,516	9,785
Other gain on derivatives ('000)	(2,969)	(709)
Fair value loss on royalty payable ('000)	108	125
Adjusted EBITDA (loss) ('000)	$33,622	$(5,504)

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings
	Q1-2026	Q1-2025
Net income (loss) ('000)	$9,982	$(19,679)
Accretion on decommissioning provision ('000)	144	160
Foreign exchange loss (gain) ('000)	77	(175)
Loss (gain) on disposal of assets ('000)	41	(966)
Loss on metals contract liabilities ('000)	12,516	9,785
Other gain on derivatives ('000)	(2,969)	(709)
Fair value loss on royalty payable ('000)	108	125
Adjusted earnings (loss) ('000)	$19,899	$(11,459)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Produced and Sold

References to silver equivalent produced and sold are based on all metals produced and sold on a gross payable basis at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.